ENDAVA PLC
Endava plc is incorporated and registered in England and Wales under the Companies Act 2006, with company number 5722669.
FORM OF PROXY
For use at the Annual General Meeting to be held at 2:30 p.m. London time (9:30 a.m. EST) on Wednesday, 16 December 2020 at the offices of Endava plc, at 125 Old Broad Street, London, EC2N 1AR, United Kingdom

Before completing this form, please read the explanatory notes below and the notes to the notice of the Annual General Meeting.

I / WE,

being a member of Endava plc, appoint the Chairman of the Annual General Meeting

or

(Please carefully complete using BLOCK CAPITALS and black ink)

as my/our proxy to exercise all or any of my rights to attend, speak and vote on my/our behalf at the Annual General Meeting of the Company to be held at 2:30 p.m. London time (9:30 a.m. EST) on Wednesday, 16 December 2020 and at any adjournment of the Annual General Meeting.

Please tick here if this proxy appointment is one of multiple appointments being made (see note 3 below).

Enter number of shares in relation to which your proxy is authorised to vote or leave it blank to authorise your proxy to act in relation to your full entitlement.

I/We direct my/our proxy to vote on the following resolutions as I/we have indicated by marking the appropriate box with an 'X'.

RESOLUTIONS	FOR	AGAINST	ABSTAIN
Resolution 1: Report and accounts
Resolution 2: Directors’ remuneration report
Resolution 3: Re-appointment of auditors and determination of auditors’ remuneration
Resolution 4: Re-election of John Cotterell as Director
Resolution 5: Re-election of Mark Thurston as Director
Resolution 6: Re-election of Andrew Allan as Director
Resolution 7: Re-election of Ben Druskin as Director
Resolution 8: Re-election of David Pattillo as Director
Resolution 9: Re-election of Sulina Connal as Director
Resolution 10: Re-election of Trevor Smith as Director

Signed……………………………     Date…………………..

NOTES:

1.    If you wish to vote at the Annual General Meeting but are unable to attend in person, you may appoint a proxy to exercise all or any of your rights to attend, speak and vote on your behalf by completing the form of proxy. A proxy need not be a member of the Company. Please fill in your name and address in the space provided. Unless you wish to appoint the Chairman of the Annual General Meeting as your proxy, please fill in your proxy's name and address in the space provided and strike out the words "the Chairman of the Annual General Meeting". If you do not fill in the name and address of the proxy, the Chairman of the Annual General Meeting will be appointed as your proxy.

2.    Please mark the appropriate box with an "X" to indicate how you wish your proxy to vote on each resolution. Unless otherwise instructed, the proxy may vote or abstain from voting at his discretion in respect of the resolutions specified. An abstention option has been included on the Form of Proxy. The legal effect of choosing the abstention option on any resolution is that the shareholder concerned will be treated as not having voted on the relevant resolution. The number of votes in respect of which there are abstentions will however be counted and recorded, but disregarded in calculating the number of votes for or against each Resolution. Your proxy will vote or abstain from voting as he thinks fit on any other business (including amendments to resolutions) which may properly come before the Annual General Meeting.

3.    This form of proxy allows you to specify the number of shares in respect of which the proxy is to be entitled to exercise all or any of your rights to attend, speak and vote at the Annual General Meeting. If you do not specify a number of shares on the form, the proxy will be deemed made in respect of your entire holding of shares in the Company. If you wish to appoint more than one proxy, you must fill in a separate proxy form for each appointment. Additional proxy forms can be obtained from the Company’s registrars Link Market Services Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or you may photocopy this form. You should tick the box provided to indicate that the proxy is one of multiple instructions being given and fill in the number of shares in relation to which the proxy appointed by this form is entitled to act.

4.    Appointment of a proxy does not preclude a member from attending the Annual General Meeting and voting in person. If a member has appointed a proxy and attends the Annual General Meeting in person, such proxy appointment will automatically be terminated.

5.    Any alteration to this Form of Proxy must be initialled.

6.    Pursuant to Regulation 41 of the Uncertificated Securities Regulations Act 2001, those shareholders registered in the register of members of the Company at close of business on the day which is 48 hours before the time of the Annual General Meeting will be entitled to attend and vote (whether in person or by proxy) at the Annual General Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries on the register after such time(s) and date(s) (as applicable) shall be disregarded in determining the rights of any person to attend and vote at the Annual General Meeting.

7.    To be valid this form of proxy should be completed, signed and delivered (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority) to the Company’s registrars, Link Market Services Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom, not later than 48 hours (not including non-business days) before the time appointed for holding the AGM (2:30 p.m. London time on Monday, 14 December 2020) or any adjourned AGM or, in the case of a poll taken more than 48 hours after it is demanded, not less than 24 hours before the time appointed for the taking of the poll.

8.    In the case of a corporation, this form must be executed under its common seal or under the hand of an officer or agent who is duly authorised in writing to sign on behalf of the corporation. In the case of an individual, this form must be signed by the individual or by an attorney duly authorised to sign on his/her behalf. Any power of attorney or any other authority under which the form is signed (or a duly certified copy of such power of attorney or authority) must be included with this form. In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

9.    CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service should refer to the notes to the notice of the Annual General Meeting.

10.    You may not use any electronic address (within the meaning of section 333(4) of the Companies Act 2006) provided in this form of proxy to communicate with the Company for any purposes other than those expressly stated.